SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

          Certification and Notice of Termination of Registration Under
             Section 12(g) of the Securities Exchange Act of 1934 or
              Suspension of Duty to File Reports Under Sections 13
                and 15(d) of the Securities Exchange Act of 1934

                        Commission File Number: 333-64717
                                    ---------

                               US Xchange, L.L.C.
             (Exact name of registrant as specified in its charter)

                          20 Monroe Avenue NW Suite 450
                           Grand Rapids Michigan 49503
                                  616-493-7000
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                        15% Senior Notes Due July 1, 2008
            (Title of each class of securities covered by this Form)

                                      None

              (Titles of all other classes of securities for which
                  a duty to file reports under Section 13(a) or
                                 15(d) remains)

          Please place an X in the box(es) to designate the appropriate
            Rule provisions relied upon to terminate or suspend the
                              duty to file report:


    Rule 12g-4(a)(1)(i)       (  )              Rule 12h-3(b)(1)(ii)      (  )
    Rule 12g-4(a)(1)(ii)      (  )              Rule 12h-3(b)(2)(i)       (  )
    Rule 12g-4(a)(2)(i)       (  )              Rule 12h-3(b)(2)(ii)      (  )
    Rule 12g-4(a)(2)(ii)      (  )              Rule 15d-6                (  )
    Rule 12h-3(b)(1)(i)       (X )

                Appropriate number of holders of record as of the
                       certification or notice date: None

         Pursuant to the requirements of the Securities Exchange Act of 1934, US Xchange, L.L.C. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

            Date: August 7, 2000             By:/s/ Kim Robert Scovill
                                               ----------------------
                                            Name:    Kim Robert Scovill
                                            Title:   Vice President,
                                                     Regulatory Affairs
                                                     General Counsel
                                                       and Secretary